SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II 46TH FLOOR 1539 NANJING WEST ROAD SHANGHAI 200040, CHINA TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
November 20, 2019	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO

Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd (CIK No. 0001778982)

Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-233614)

Response to the Staff’s Comment Letter Dated October 4, 2019

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Securities and Exchange Commission

November 20, 2019

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 4, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate the Staff’s review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on September 25, 2019, as well as two copies of the filed exhibits.

The Company respectfully advises the Staff that it plans to file the preliminary prospectus with the price range for the proposed offering on or about November 29, 2019, and to commence the road show on or about December 2, 2019. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about December 12, 2019, and will file joint acceleration requests in time before the requested effective time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Amendment No. 1 to Form F-1 filed on September 25, 2019

Management

Directors and Executive Officers, page 162

1.

We note your disclosure that each of Messrs. Wei and Ge have agreed to serve as a director of the Company upon effectiveness of the registration statement. Please file the consent of these individuals as required by Securities Act Rule 436.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 and filed the consents of the independent director appointees as exhibits 23.4 and 23.5.

Description of Share Capital

Shareholders Agreement , page 184

2.

With reference to Exhibit 4.5, please revise the disclosure on page 184 and elsewhere to clarify, if true, that SAIF IV Healthcare (BVI) Limited’s board representation rights do not terminate upon completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 184 to clarify that SAIF IV Healthcare (BVI) Limited’s board representation rights do not terminate upon completion of the offering.

Exhibits

3.

Please have counsel revise its Exhibit 5.1 opinion to remove the assumption in paragraph (d). Refer to Staff Legal Bulletin No. 19, Section II.B.3. Also, have counsel remove language in this opinion and in Exhibit 8.1 indicating that the opinion is in “Draft” form.

In response to the Staff’s comment, the Company has revised exhibits 5.1 and 8.1 accordingly and re-submitted the exhibits.

Securities and Exchange Commission

November 20, 2019

General

4.

We refer to prior comment 3 and reissue the last sentence of the comment. In this regard, the top three graphics give undue prominence to sales and revenues without regard to expenses and net income. With respect to the newly added “Adjusted Net Profit Margin” graphic, please revise your presentation of this non-GAAP financial measure to comply with Item 10(e) of Regulation S-K.

In response to the Staff’s comments regarding the prospectus artwork, the Company has revised the artwork accordingly.

*        *        *

Securities and Exchange Commission

November 20, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Director and Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP